CUSIP NO. 392775102                                                Page 1 of 13


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 4)*
                    Under the Securities Exchange Act of 1934



                              DANIEL GREEN COMPANY
                                (Name of Issuer)

                                  Common Stock
                           (Title of Class Securities)

                                    392775102
                                 (CUSIP Number)

                           James R. Riedman, President
                               Riedman Corporation
                      1080 Pittsford-Victor Road, Suite 301
                            Pittsford, New York 14534
                                 (716) 232-4424
                  (Name, Address and Telephone Number of Person
                Authorized to receive Notices and Communications)

                                  June 1, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

CUSIP NO. 392775102                                                Page 2 of 13

--------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Riedman Corporation
      16-0807638

--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                              (a) /X/
                              (b) / /

--------------------------------------------------------------------------------
(3)   SEC USE ONLY


--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      WC

--------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)              / /

--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      New York

--------------------------------------------------------------------------------
                               (7)   SOLE VOTING POWER

                                     601,355 (includes currently exercisable
                                     options to purchase 125,000 shares of
                                     Common Stock)

                               -------------------------------------------------
NUMBER OF SHARES               (8)   SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                0
WITH
                               -------------------------------------------------
                               (9)   SOLE DISPOSITIVE POWER

                                     601,355 (See Item 7 above)

                               -------------------------------------------------
                               (10)  SHARED DISPOSITIVE POWER

                                     0

--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      601,355 (See Item 7 above)

--------------------------------------------------------------------------------
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)              / /

--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      29.7%

--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON (See Instructions)

      CO

CUSIP NO. 392775102                                                Page 3 of 13

--------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James R. Riedman
      ###-##-####

--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                              (a) /X/
                              (b) / /

--------------------------------------------------------------------------------
(3)   SEC USE ONLY


--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      PF

--------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)              / /

--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      New York

--------------------------------------------------------------------------------
                               (7)   SOLE VOTING POWER

                                     314,304 (includes currently exercisable
                                     options to purchase 75,000 shares and a
                                     right to convert a Note (until paid) to
                                     203,804 shares)

                               -------------------------------------------------
NUMBER OF SHARES               (8)   SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                1,128,486 Beneficial Ownership Disclaimed
WITH                                 as to 527,131

                               -------------------------------------------------
                               (9)   SOLE DISPOSITIVE POWER

                                     314,304 (see 7 above)

                               -------------------------------------------------
                               (10)  SHARED DISPOSITIVE POWER

                                     1,128,486 Beneficial Ownership Disclaimed as to 527,131

--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,442,790 (see 7 above)

--------------------------------------------------------------------------------
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)              / /

--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      59.1%

--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON (See Instructions)

      IN

--------------------------------------------------------------------------------

CUSIP NO. 392775102                                                Page 4 of 13

Item 1. Security and Issuer.

     This Schedule relates to shares of the Common Stock, par value $2.50 per share ("Common Stock") of Daniel Green Company (the "Issuer"). The Issuer's principal executive office is located at 450 North Main Street, Old Town, Maine 04468.

Item 2. Identity and Background.

     This statement is submitted by Riedman Corporation, a corporation organized under the laws of the State of New York. Riedman Corporation is a holding company whose principal business until January 2001 was insurance brokerage. Its principal business and office address is 45 East Avenue, Rochester, New York 14604. Riedman Corporation has not, during the last five years, been convicted in a criminal proceeding and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Listed below are the names, business addresses and occupational information for: (a) each executive officer and director of Riedman Corporation, (b) each person controlling Riedman Corporation, and (c) each executive officer and director of any corporation or other person ultimately in control of Riedman Corporation. To the best of the knowledge of Riedman Corporation, each of the following individuals has not, during the last five years, been convicted in a criminal proceeding and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     John R. Riedman
     45 East Avenue
     Rochester, New York  14604
     Chairman, Chief Executive Officer, Treasurer, Director and
     Controlling Person of Riedman Corporation, whose principal business and address is set forth above.

     James R. Riedman
     45 East Avenue
     Rochester, New York  14604
     President and Director of Riedman Corporation, whose principal business and address is set forth above.

     Janet H. Ruff
     45 East Avenue
     Rochester, New York  14604
     Secretary and Director of Riedman Corporation, whose principal business and address is set forth above.

     Geoffrey Weaver
     45 East Avenue
     Rochester, New York  14604
     Chief Financial Officer of Riedman Corporation, whose principal business and address is set forth above.

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CUSIP NO. 392775102                                                Page 5 of 13

     This statement is also submitted by James R. Riedman, the required information for whom is set forth above.

     The Retirement Committee of the Daniel Green Company Retirement Savings Partnership Plan (see Item 3) is composed of two directors of the Issuer, James
R. Riedman and Stephen  DePerrior.  The Plan has filed an Amendment No. 1 to its
Schedule 13G.

Item 3. Source and Amount of Funds or Other Consideration

     This Amendment No. Four to Schedule 13D amends and supplements the original
Schedule 13D of this group filed July 3, 1996, as amended December 12, 1996, August 11, 1997 and February 28, 2001 to reflect the following transactions:

     1. The grant to James R. Riedman of a currently exercisable Stock Purchase Option to purchase 25,000 shares of the Common Stock of the Issuer at a purchase price of $3.68 per share (the "Option"). The Option was granted on April 11, 2001 and expires in 10 years. It was granted in consideration of Mr. Riedman's loan of $750,000 to the Issuer pursuant to a Letter Loan Agreement and was evidenced by a Convertible Subordinated Promissory Note (the "Note"). The Note is convertible prior to payment into 203,804 shares of Issuer's common stock, subject to adjustment in certain events. This Amendment No. Four to Schedule 13D is also filed to reflect the Note.

     2. The grant to James R. Riedman of a currently exercisable Stock Purchase Option to purchase 50,000 shares of Common Stock of the Issuer at a price of $3.50 per share (the "Option"). The Option was granted on June 1, 2001 and expires in 10 years. It was granted in consideration of Mr. Riedman's guarantee of the Issuer's additional indebtedness to M&T Bank of $2 million.

     3. The purchase as of June 1, 2001 of 330,097 shares of Common Stock of the Issuer by the Daniel Green Company Retirement Savings Partnership Plan (the "Plan") for $5.15 per share, the value determined by an independent appraiser. The $1.7 million price represents a portion of the approximately $2.4 million surplus from termination of the pension plan of the Issuer's subsidiary, Penobscot Shoe Company which was transferred to the Plan. The Retirement Plan Committee has sole power to vote and to dispose of these shares, the 61,112 shares of Daniel Green previously held by the Plan and up to 135,922 shares which the Plan has the right to purchase for 120 days after June 1, 2001 for the same $5.15 per share. The Plan has filed an Amendment No. 1 to its Schedule 13G.

     4.  Mr.  Riedman  is  an  officer,  director  and  shareholder  of  Riedman
Corporation,  the  beneficial  owner of 601,355  shares of Daniel  Green  Common
Stock.

CUSIP NO. 392775102                                                Page 6 of 13

     The source of funds for Riedman Corporation's purchases was working capital, and the sources of funds for James R. Riedman's and John Riedman's purchases were their personal funds. None of the options has been exercised and the Convertible Subordinated Promissory Note has not been converted or paid.

CUSIP NO. 392775102                                                Page 7 of 13

Item 4. Purpose of the Transaction

     The purpose of the transactions were as follows:

     1. The April 11, 2001 transaction was to assist the Issuer with its working capital needs. The proceeds of James R. Riedman's $750,000 loan were used to pay a portion of past due accounts to the Issuer's Brazilian suppliers. Mr. Riedman is Chairman and Chief Executive Officer of the Issuer. A full description of the terms of the transaction is set forth in the "Managements' Discussion & Analysis of Financial Condition and Results of Operations" section of the Issuer's Quarterly Report on Form 10-QSB for the period ended March 31, 2001 filed with the Commission on May 21, 2001 which is incorporated by reference.

     2. The purpose of the June 1, 2001 transaction was to enable the Issuer to borrow an additional $2 million from its primary lender, M&T Bank. $600,000 of the proceeds were applied to reduce outstanding revolving credit loans with M&T and the balance was used for working capital purposes.

Item 5. Interest in Securities of the Issuer

     (a) Riedman Corporation beneficially owns 601,355 shares of Common Stock (which includes the currently exercisable Options to purchase 125,000 shares of Common Stock), representing 29.1% of the issued and outstanding shares of Common Stock. James R. Riedman beneficially owns 1,442,790 shares of Common Stock, representing 59.1% of the issued and outstanding shares of Common Stock (and disclaims beneficial ownership of 7,700 of those shares owned by his minor children who reside with him, as well as the shares owned by the Plan for the benefit of participants in the Plan, being eligible employees of the Issuer).

     (b) Riedman Corporation has the sole power to vote and sole power to dispose of 601,355 shares of Common Stock, and James R. Riedman has the sole power to vote and sole power to dispose of 314,304 shares of Common Stock. James
R. Riedman, as a director of Riedman Corporation shares the power to vote and to dispose of the 601,355 shares beneficially owned by Riedman Corporation. As a member of the Retirement Committee of the Plan, he shares the power to vote and to dispose of the 527,131 shares beneficially owned by the Plan. Mr. Riedman disclaims beneficial ownership of all shares of Common Stock over which he shares power to vote and dispose of such shares.

     (c) See Item 3 for a description of all transactions in the Common Stock within the last 60 days.

     (d) None.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

Item 7. Material to Be Filed as Exhibits

     Exhibit 99-1 - Letter Loan  Agreement  (with  Exhibits) -  incorporated  by reference  to  Issuer's  Quarterly  Report  on Form  10-QSB,
                    Exhibit 10.1, for the period ended March 31, 2001, filed with the Commission on May 21, 2001.
     Exhibit 99-2 - Stock Purchase Option dated June 1, 2001.
     Exhibit 99-3 - Joint Filing Agreement.

CUSIP NO. 392775102                                                Page 8 of 13


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: June 27, 2001

                                           RIEDMAN CORPORATION

                                           By:    /s/ James R. Riedman
                                                  ---------------------------
                                           Name:  James R. Riedman
                                           Title: President


                                           /s/ James R. Riedman
                                           ----------------------------------
                                           James R. Riedman